SECU 04017506 MMISSION

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SEC FILE NUMBER
8-25790

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Route 138, Suite 3033
(No. and Street)

Wall Township (City) | New Jersey (State) | 07719 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin DeRosa, President | (732) 280-6886 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway, (Address) | New York (City) | NY (State) | 10271 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin DeRosa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garden State Securities, Inc., as of December 31, 2003, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin DeRosa
Signature

PRES.
Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDEN STATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

p:\nyclnts\clients\c29554\2003\123103fs

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Garden State Securities, Inc.
1540 Route 138, Suite 303
Wall Township, NJ 07719

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
February 24, 2004

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GARDEN STATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	11,731
Securities owned, at market value		28,716
Receivable from brokers		641,852
Furniture and equipment, less accumulated depreciation of $154,363		-
Other assets		1,165
Total assets	$	683,464

LIABILITIES, SUBORDINATED BORROWINGS AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities		
Accrued expenses and taxes payable	$	385,901
Securities sold, not yet purchased, at market value		38,307
Advances - clearing broker		77,667
Total liabilities		501,875
Subordinated borrowings		
Subordinated loan agreements		30,500
Commitments and contingencies		
Stockholders' equity (deficit)		
Common stock - no par value Authorized: 1,000 shares Issued and outstanding: 1,000 shares		40,000
Additional paid-in capital		493,706
Retained earnings/accumulated deficit		(382,617)
Total stockholders' equity		151,089
Total liabilities, subordinated borrowings and stockholders' equity	$	683,464

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Garden State Securities, Inc. (the "Company"), a broker-dealer, is a market maker on NASDAQ. The Company clears securities transactions through a clearing broker on a fully-disclosed basis. The Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii).

(b) Revenue Recognition

Securities transactions (and the related commissions, revenues and expenses) are recorded on a settlement-date basis, generally the third business day following the transaction date, except for options which settle one day after the transaction. There is no material difference between the trade and settlement dates.

(c) Depreciation

Depreciation of furniture and equipment is computed on the straight-line method over an estimated useful life of five years.

(d) Income Taxes

The Company has made no provision for federal income taxes as the Company reports its taxable income as an "S" Corporation under the Internal Revenue Code. A provision has been made for state income taxes in the accompanying financial statements.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Note 2 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at market value, are summarized as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 28,410	$ 17,807
U.S. Government obligations	306	-
Options	-	20,500
	$ 28,716	$ 38,307

Note 3 - Subordinated Borrowings

Borrowings subordinated to the claims of general creditors, which bear interest at 10% per annum, are covered by agreements approved by the National Association of Securities Dealers Inc. ("NASD") and are thus available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

	Amount	Due Date
Subordinated Loan Agreement	$ 23,000	04-30-06
Subordinated Loan Agreement	7,500	04-30-08
	$ 30,500	

Note 4 - Employee Benefit Plan

The Company has a defined contribution plan pursuant to Section 401(k) for the benefit of certain salaried employees. The contribution is based on eligible employees' salaries. During 2003, the Company's contribution to the Plan totaled $50,627.

Note 5 - Advances - Clearing Broker

Effective July 2003, the Company entered into a clearing agreement, which provided for $150,000 cash advances to be earned as a reduction of clearance fees over a certain time period. At December 31, 2003, the unearned portion of the advances totaled to $77,667.

Note 6 - Commitments and Contingencies

(a) Litigation and Regulatory Inquiries

In the normal course of business, the Company is subject to regulatory inquiries and legal actions incidental to its securities business. The Company believes, after consultation with counsel, that the resolution or the ultimate outcome of these matters are not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

(b) Lease Commitment

The Company leases office space from two of its shareholders on a month-to-month basis. The future minimum annual rental payments total $28,800.

Note 7 - Net Capital Requirements

The capital ratio was 273% versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirements under SEC rule 15c3-1 were $100,000. The net capital of $170,170 was $70,170 in excess of the minimum net capital requirements.

Note 8 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the ability of customers to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 9 - Change of Ownership/Management Control

On February 19, 2003, the NASD granted the change of ownership/management control which resulted in repaying certain subordinated loan agreements and the proceeds contributed as additional paid-in capital upon the closing of the stock purchase agreement. Furthermore, the Buyers contributed $100,000 on February 25, 2003 and converted the total advances of $200,000 (as provided in the agreement) as additional paid-in capital upon closing, as reported in the statement of changes in stockholders' equity (deficit).

A copy of the Company's statement of financial condition as at December 31, 2003, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.